Direxion Shares ETF Trust

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

June 7, 2023

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 391 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Securities and Exchange Commission (Accession No. 0001193125-23-097969) on April 11, 2023. The Amendment relates to the Direxion Daily Bitcoin Strategy Bull 2X Shares (the “Fund”). The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the Fund. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Alyssa Sherman
Alyssa Sherman
Secretary
Direxion Shares ETF Trust